Exhibit 99.1

NOTICE OF

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON June 26, 2024

To the shareholders of Can-Fite BioPharma Ltd.:

Notice is hereby given that the 2024 Annual General Meeting of Shareholders will be held on Wednesday, June 26, 2024, at 3:00 p.m. Israel time at our offices, 26 Ben Gurion Street, Ramat Gan 5257346 Israel.

The agenda of the annual meeting will be as follows:

1. To re-elect Ilan Cohn to our Board of Directors as a Class II director, so that following such re-election, his term shall expire in accordance with his class.

2. To re-elect Yoseph Bornstein to our Board of Directors as an external director for a three-year term ending July 29, 2027.

3. To approve the grant of options to each of the Company’s directors, excluding Dr. Pnina Fishman.

4. To approve the grant of options to Dr. Pnina Fishman, our Chairman of the Board.

5. To approve the grant of options to Mr. Motti Farbstein, our Chief Executive Officer.

6. To increase our authorized share capital by 5,000,000,000, such that following the increase, the authorized share capital shall be 10,000,000,000 ordinary shares, with no par value, and to amend our articles of association accordingly.

7. To ratify an amendment to the Company’s compensation policy as proposed within the compensation committee resolution dated November 27, 2023 and the Board of Directors resolution dated as of November 29, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange (the “NYSE”) and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the NYSE listing rule.

8. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and until our next annual general meeting of shareholders, and to authorize our audit committee to fix such accounting firm’s compensation.

9. To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on May 29, 2024, are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. You are cordially invited to attend the annual meeting in person.

If you are unable to attend the annual meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the annual meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the annual meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 26 Ben Gurion Street, Ramat Gan 5257346 Israel, Attention: Chief Financial Officer.

By Order of the Board of Directors

/s/ Dr. Pnina Fishman, Chairman
Chairman of the Board
May 22, 2024

26 Ben Gurion Street

Ramat Gan 5257346
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON June 26, 2024

This Proxy Statement is furnished to our holders of ordinary shares, no par value and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2024 Annual General Meeting of Shareholders, to be held on Wednesday, June 26, 2024, at 3:00 p.m. Israel time at our offices, 26 Ben Gurion Street, Ramat Gan 5257346 Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Can-Fite”, “we”, “us”, “our” and the “Company” to refer to Can-Fite BioPharma Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual meeting will be as follows:

1. To re-elect Ilan Cohn to our Board of Directors as a Class II director, so that following such re-election, his term shall expire in accordance with his class.

2. To re-elect Yoseph Bornstein to our Board of Directors as an external director for a three-year term ending July 29, 2027.

3. To approve the grant of options to each of the Company’s directors, excluding Dr. Pnina Fishman.

4. To approve the grant of options to Dr. Pnina Fishman, our Chairman of the Board.

5. To approve the grant of options to Mr. Motti Farbstein, our Chief Executive Officer.

6. To increase our authorized share capital by 5,000,000,000, such that following the increase, the authorized share capital shall be 10,000,000,000 ordinary shares, with no par value, and to amend our articles of association accordingly.

7. To ratify an amendment to the Company’s compensation policy as proposed within the compensation committee resolution dated November 27, 2023 and the Board of Directors resolution dated as of November 29, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange (the “NYSE”) and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the NYSE listing rule.

8. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024, and until our next annual general meeting of shareholders, and to authorize our audit committee to fix such accounting firm’s compensation.

9. To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the annual meeting. Should any other matters be properly raised at the annual meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

Only shareholders and ADS holders at the close of business on May 29, 2024, shall be entitled to receive notice of and to vote at the annual meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the annual meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il and which will be accessible at the “Investor Information” portion of our website, as described below under “Shareholder Meetings”.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on Wednesday May 22, 2024 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the annual meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the annual meeting or at any postponements or adjournments of the annual meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the annual meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the annual meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about May 29, 2024. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Companies Law, 5759-1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to our offices (Attention: Chief Financial Officer) located at 26 Ben Gurion Street, Ramat Gan 5257346 Israel, not later than ten days before the convening of the annual meeting (i.e., June 16, 2024). Response of the Board of Directors to the position statement may be submitted not later than five days before the convening of the annual meeting (i.e., June 21, 2024).

Quorum

At the close of business on May 22, 2024, we had outstanding 1,497,128,493 ordinary shares. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the annual meeting.

Under our articles of association, the annual meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for Each Proposal

Proposals 1, 3, 6 and 8 to be presented at the annual meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposals 2, 4, 5 and 7 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. This will be true even for a routine matter, such as Proposal 6 (the approval of the re-appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s compensation), as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, www.canfite.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2023, see “Item 6B. Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F, which was filed on March 28, 2024.

PROPOSAL 1:
RE-ELECTION OF DIRECTOR

Background

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no more than 13 directors, plus the legally required number of external directors. Our Board of Directors currently consists of six directors, including two external directors.

In February 2020, a special general meeting of our shareholders approved an amendment to our articles of association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our articles of association, as follows: (i) the term of office of the initial Class I directors expired at the first annual general meeting of our shareholders held in 2020 and when their successors were elected and qualified, (ii) the term of office of the initial Class II directors expired at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the Board of Directors is hereafter changed, the then-serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024; and Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

The director nominee, whose professional backgrounds is provided below, has advised us that he is willing, able, and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominee.

Ilan Cohn, Ph.D. Ilan Cohn, Ph.D. is a patent attorney and a founding partner at the patent attorney firm Cohn, de Vries, Stadler & Co. since December 2020. Previously, Dr. Cohen was a senior partner at Reinhold Cohn and Partners, where he has been an attorney since 1986. Dr. Cohn co-founded Can-Fite, served as its Chief Executive Officer until September 2004, served on our Board of Directors since 1994 and from May 2013 to June 2023 served as the Chairman of the Can-Fite Board of Directors. Dr. Cohn has also been a director of OphthaliX since November 21, 2011 and until control was transferred. Dr. Cohn is a patent attorney with many years of experience in the biopharmaceutical field. He has served on the Board of Directors of a number of life science companies, including Discovery Laboratories Inc. (formerly Ansan Pharmaceuticals), a U.S. public company. Dr. Cohn has also been involved in the past in management of venture capital funds focused on investments in the life sciences industry. Dr. Cohn served a number of years as a co-chairman of the Biotech Committee of the US-Israeli Science and Technology Commission. Dr. Cohn is also currently a member of the Board of Directors of I.C.R.C. Management Ltd, RedDress Medical Ltd. and Feelter Sales Tools Ltd. Dr. Cohn holds a Ph.D. in Biology from the Hebrew University of Jerusalem.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the re-election of Ilan Cohn as a director of the Company, to serve until his term expires in accordance with his Class II designation be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect the director nominee named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominee.

PROPOSAL 2:
RE-ELECTION OF EXTERNAL DIRECTOR

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of our audit committee and as the chair of our compensation committee), and at least one external director must serve on each other committee of our Board of Directors. If re-elected as an external director, Yoseph Borenstein will continue to serve as a member of our audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, No individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Yoseph Bornstein and Yaacov Goldman are our external directors under the Israeli Companies Law. The current term of office of Mr. Borenstein expires on July 29, 2024 and he may serve for up to another three-year term subject to his re-election on this annual general meeting of shareholders. Biographical information concerning Mr. Borenstein is set forth below.

Yoseph Bornstein. Yoseph Bornstein has played key roles in the Israeli biomed industry during the past 35 years. Mr. Bornstein is a co-founder of Microbot Medical and has been a member of the Board of Directors since Microbot Israel was founded in November 2010. He is also serving as a compensation committee member and Audit committee member at Microbot Medical. Mr. Bornstein founded Shizim Ltd., a life science holding group in October 2000 and has served as its president since then. Mr. Bornstein is the Chairman of GCP Clinical Studies Ltd., a provider of clinical research services and educational programs in Israel since January 2002. He is the Chairman of Biotis Ltd., that supplies bio-pharmaceutical industry, since June 2000. In addition, he is the Chairman of Dolphin Medical Ltd, that supplies medical device industry, since April 2012. Mr. Bornstein is a co-founder and director of XACT Robotics, developing a novel platform technology for robotic needle steering in minimally invasive interventional procedures, and is the founder of ShizimXL & ShizimVS, Innovation Centers. In October 1992, Mr. Bornstein founded Pharmateam Ltd., an Israeli company that specialized in representing international pharmaceutical companies which was sold in 2000. Mr. Bornstein is also a founder of a number of other privately held life-science companies. Mr. Bornstein served as the Biotechnology Committee Chairman of the United States-Israel Science & Technology Commission, or the USISTC, from September 2002 to February 2005 as well as a consultant for USISTF from September 2002 to February 2005. He is also the founder of ILSI-Israel Life Science Industry Organization (who was integrated into Israel Advanced Technology Industries) and ITTN-Israel Tech Transfer Organization. Mr. Bornstein was the General Manager of Bristol-Myers Squibb (Israel), until 1992. Mr. Bornstein holds a Bachelor of Science degree in Agriculture from the Hebrew University of Jerusalem.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the re-election of Yoseph Bornstein as an external director of the Company, to serve for a three-year term ending July 29, 2027, be, and hereby is, approved in all respects.”

Required Vote

The approval of Proposal 2 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the appointment (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of External Director. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing director nominee.

PROPOSAL 3:
APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY DIRECTORS (EXCLUDING PNINA FISHMAN)

Background

Our compensation committee and Board of Directors approved the grant to each of the members of the Company’s Board of Directors, excluding the Company’s current Executive Chairman and Chief Scientific Officer Dr. Pnina Fishman, of 6,500,000 options to purchase 6,500,000 ordinary shares of the Company, at an exercise price equal to the average 30 day closing price of our shares on TASE during the period immediately prior to the Board of Director’s resolution to grant such options on May 7, 2024 (the exercise price is equal to NIS 0.0275 per ordinary share), such options to vest on a quarterly basis over four years. The options shall be granted under our 2013 Share Option Plan.

We are proposing the adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to grant an aggregate number of 6,500,000 options to purchase 6,500,000 ordinary shares to each of the members of the Company’s Board of Directors, excluding Dr. Pnina Fishman, upon the terms described above.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to each of the members of our Board of Directors, excluding Dr. Pnina Fishman.

Board Recommendation

Our Board of Directors recommends a vote FOR approving the grant of an aggregate number of 6,500,000 options to purchase 6,500,000 ordinary shares to each of the members of the Company’s Board of Directors, excluding Dr. Pnina Fishman, upon the terms described above.

PROPOSAL 4:
APPROVAL OF THE GRANT OF OPTIONS TO OUR CHAIRMAN OF THE BOARD

Background

On June 30, 2023, Dr. Pnina Fishman, transitioned from her role as Chief Executive Officer, Chief Scientific Officer and director to Executive Chairman and Chief Scientific Officer. Our compensation committee and Board of Directors approved the grant to Dr. Pnina Fishman of 7,500,000 options to purchase 7,500,000 ordinary shares of the Company, at an exercise price equal to the average 30 day closing price of our shares on TASE during the period immediately prior to the Board of Director’s resolution to grant such options on May 7, 2024 (the exercise price is equal to NIS 0.0275 per ordinary share), such options to vest on a quarterly basis over four years. The options shall be granted under our 2013 Share Option Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to grant an aggregate number of 7,500,000 options to purchase 7,500,000 ordinary shares to Pnina Fishman upon the terms described above.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to our Chairman of the Board. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our Chairman of the Board, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the grant of options to the Chairman of the Board of Directors. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR approving the grant of an aggregate number of 7,500,000 options to purchase 7,500,000 ordinary shares to Pnina Fishman upon the terms described above.

PROPOSAL 5:
APPROVAL OF THE GRANT OF OPTIONS TO OUR CHIEF EXECUTIVE OFFICER

Background

On June 30, 2023, Mr. Motti Farbstein, transitioned from his role as Chief Financial Officer, to Chief Executive Officer and Chief Financial Officer. Our compensation committee and Board of Directors approved the grant to Mr. Motti Farbstein of 7,500,000 options to purchase 7,500,000 ordinary shares of the Company, at an exercise price equal to the average 30 day closing price of our shares on TASE during the period immediately prior to the Board of Director’s resolution to grant such options on May 7, 2024 (the exercise price is equal to NIS 0.0275 per ordinary share), such options to vest on a quarterly basis over four years. The options shall be granted under our 2013 Share Option Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to grant an aggregate number of 7,500,000 options to purchase 7,500,000 ordinary shares to Motti Farbstein upon the terms described above.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of options to our Chief Executive Officer. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of options to our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the grant of options to the Chief Executive Officer. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR approving the grant of an aggregate number of 7,500,000 options to purchase 7,500,000 ordinary shares to Motti Farbstein upon the terms described above.

PROPOSAL 6:
PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is 5,000,000,000 ordinary shares, with no par value. As of May 16, 2024, we had 1,497,128,493 ordinary shares issued and outstanding and we had no preferred shares outstanding. In addition, as of May 16, 2024, 82,477,000 ordinary shares are issuable or will become issuable upon the exercise of stock options with no options available for future issuances are our 2013 Share Option Plan and 100,000,000 ordinary shares are available for issuance under our 2023 Option Plan, and 1,852,010,606 ordinary shares represented by 6,173,369 ADSs are issuable upon exercise of outstanding warrants. Accordingly, 1,251,583,901 ordinary shares remain unissued and unreserved.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares, ADSs or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares or ADSs; (ii) diluting the market price of the ordinary shares or ADSs, to the extent that the new ordinary shares or ADSs are issued and sold at prices below current trading prices of the existing ordinary shares or ADSs, or if the issuance consists of equity securities convertible into ordinary shares or ADSs, to the extent that the securities provide for the conversion into ordinary shares or ADSs at prices that could be below current trading prices of the ordinary shares or ADSs; and (iii) diluting the book value per share of the outstanding ordinary shares or ADSs.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the increase to our authorized share capital by 5,000,000,000, such that following the increase, the authorized share capital shall equal to 10,000,000,000 ordinary shares, with no par value, and the corresponding amendment to our articles of association be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the increase in our authorized share capital and corresponding amendment to our articles of association as specified above.

PROPOSAL 7:

RATIFICATION OF THE ADOPTION OF AN AMENDMENT TO THE COMPANY’S COMPENSATION

POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO

COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE

NYSE AND THE COMPANIES LAW, TO TAKE EFFECT UPON THE

EFFECTIVE DATE OF THE NYSE LISTING RULE

Background

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current Compensation Policy, as adopted by the Company’s shareholders, following review by, and approval of our Board of Directors, and currently includes certain compensation recovery provisions.

Following its adoption, the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended, by the SEC as required by the U.S. Congress in the Dodd-Frank Wall Street Reform and Consumer Protection Act, directed U.S. stock exchanges, including the NYSE, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by December 1, 2023 (the “Effective Date”). Accordingly, it is proposed to ratify that certain amendment the Company’s Compensation Policy as approved by the compensation committee resolution dated November 27, 2023 and the Company Board of Directors on November 29, 2023 in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific NYSE listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, and, subject to its approval, will take effect upon the Effective Date

The form of the clawback policy to be added to the Company’s Compensation Policy is attached hereto as Exhibit A and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the extraordinary meeting:

“RESOLVED, to ratify an amendment to the Company’s compensation policy as proposed within the compensation committee resolution dated November 27, 2023 and the Board of Directors resolution dated as of November 29, 2023 with respect to the adoption of a new clawback policy, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of The New York Stock Exchange listing rule

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the amendment of our Compensation Policy with respect to the adoption of new clawback policy, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of The New York Stock Exchange listing rule. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the adoption of the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the amendment of our Compensation Policy with respect to the adoption of new clawback policy, intended to comply with the clawback-related listing standards proposed by The New York Stock Exchange and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of The New York Stock Exchange listing rule. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Can-Fite, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

PROPOSAL 8:
APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND
AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the annual meeting, you will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2024, and until our next annual general meeting of shareholders and to authorize the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2022	2023
Services Rendered	(USD in thousands)
Audit (1)	143	169
Audit related services	-	-
Tax	-	-
All other fees	-	-
Total	143	169

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2024, and until the next annual general meeting of shareholders of the Company be, and it hereby is, approved and the Audit Committee be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our audit committee to fix the independent auditors’ compensation.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the annual meeting, in accordance with the requirements of the Israeli Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2023, will be presented. We will furthermore hold a discussion with respect to such financial statements at the annual meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2023 (filed with the Securities and Exchange Commission on March 28, 2024), may be reviewed at the “Investor Information” portion of our website at www.canfite.com, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor’s report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 22, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 22, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

/s/ Dr. Pnina Fishman, Chairman
Chairman of the Board
Dated: May 22, 2024